SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                       -----------------------------


                                SCHEDULE 13D

                      UNDER THE SECURITIES ACT OF 1934

                            (Amendment No. ___)

                          Heartland Partners, L.P.
                              (Name of Issuer)

                     Class A Limited Partnership Units
                       (Title of Class of Securities)

                                422357 10 3
                               (CUSIP Number)

                              Michael A. Elrad
                            GEM Value Fund, L.P.
                         900 North Michigan Avenue
                                 Suite 1900
                        Chicago, Illinois 60611-1575
                               (312) 915-2864
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                 June 29, 1998
              (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ]



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 CUSIP NO.: 422357-10-3                                 13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
                                    GEM Value Fund, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                     (b) ( )

3        SEC USE ONLY

4        SOURCE OF FUNDS            WC, OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   (_)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware

                  7        SOLE VOTING POWER
                                0

NUMBER OF         8        SHARED VOTING POWER
SHARES                          154,896
BENEFICIALLY
OWNED BY          9        SOLE DISPOSITIVE POWER
EACH                            0
REPORTING
PERSON            10       SHARED DISPOSITIVE POWER
                               154,896

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         154,896

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                (_)

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.23%

14       TYPE OF REPORTING PERSON
         PN

                                                          Page 2 of 7 Pages

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 CUSIP NO.: 422357-10-3                                 13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
                           GEM Value Partners LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                     (b) ( )

3        SEC USE ONLY

4        SOURCE OF FUNDS            WC, OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                  (_)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware

                  7        SOLE VOTING POWER
                               0

NUMBER OF         8        SHARED VOTING POWER
SHARES                        154,896
BENEFICIALLY
OWNED BY          9        SOLE DISPOSITIVE POWER
EACH                           0
REPORTING
PERSON            10       SHARED DISPOSITIVE POWER
                               154,896

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         154,896

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  (_)

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.23%

14       TYPE OF REPORTING PERSON
         OO


                                                         Page 3 of 7 Pages

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ITEM 1.           SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the Class A Limited Partnership Units (the "Units") of Heartland Partners, L.P., a Delaware limited partnership (the "Issuer") with its principal executive office located at 547 West Jackson Boulevard, Chicago, Illinois 60661.

ITEM 2.           IDENTITY AND BACKGROUND.

         This statement is being filed by GEM Value Fund, L.P., a Delaware limited partnership ("GEM") and GEM Value Partners LLC, a Delaware limited liability company (the "General Partner" and, together with GEM, the "reporting persons").

         The reporting persons have their principal offices at 900 North Michigan Avenue, Suite 1900, Chicago, Illinois 60611-1575. GEM is a private investment partnership whose primary activities include investments in marketable securities. The General Partner's primary activity is to serve as the general partner of GEM.

         (a) -- (c) The names, principal occupation or employment and the name, and, except where such information is provided elsewhere herein, the principal business and address of any organization in which such employment is conducted of each officer and director of the General Partner is set forth below. Unless otherwise indicated below, each of the following persons is a United States citizen and the business address of each of the following persons is c/o GEM Value Partners LLC, 900 North Michigan Avenue, Suite 1900, Chicago, Illinois 60611-1575.

Name                              Principal Occupation or Employment


Barry Malkin                      President, Member of Investment Committee
                                  and Manager

Michael A. Elrad                  Executive Vice President, Treasurer, Member
                                  of Investment Committee and Manager

Norman Geller                     Executive Vice President and Member of
                                  Investment Committee

Craig Caffarelli                  Vice President and Manager

Paul Meister                      Vice President and Manager


                                                          Page 4 of 7 Pages
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         (d) During the last five years, none of the persons identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the persons identified in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The working capital of GEM and the sale of investment interests in GEM are the sources of the consideration used in making purchases of Units.

ITEM 4.           PURPOSE OF TRANSACTION.

         The acquisition of Units reported herein is for investment purposes. The reporting persons intend to evaluate their investment in the Issuer on an ongoing basis. Depending on such evaluations, the reporting persons may, at any time and from time to time, purchase additional Units or dispose of some or all of the Units held by them. In conducting such evaluations, the reporting persons from time to time may discuss the Issuer and its affairs with members of the Issuer's board of directors or management, other holders of Units or other persons. The reporting persons reserve the right to develop plans or proposals respecting the Issuer which include or relate to one or more of the transactions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D, including, without limitation, acquisitions or dispositions of assets or properties, acquisitions or dispositions of one or more businesses, business combination transactions, changes in the Issuer's management, directors or general partner, changes in the Issuer's capital structure or distribution policies, changes to anti-takeover measures or changes in the Issuer's compensation plans or arrangements. Notwithstanding the foregoing, except as disclosed herein the reporting persons have no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) GEM has acquired 154,896 Units representing approximately 7.23% of the Units outstanding as of March 31, 1998 (as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31,
1998).

         (b) Each of the reporting persons may be deemed to share beneficial ownership of the Units directly owned by GEM.

         (c) In the past 60 days, GEM effected the following open market purchases of Units:

                                                        Page 5 of 7 Pages

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                           Number of                          Average
                           Units                              Price
Date                       Acquired                           Per Unit

5/15/98                     10,000.000                        16.0000
5/19/98                      2,000.000                        15.8750
5/19/98                      2,000.000                        16.0000
5/21/98                        200.000                        16.0000
5/22/98                      1,000.000                        16.0000
5/27/98                      2,000.000                        16.0000
6/01/98                      1,000.000                        16.0000
6/02/98                      2,900.000                        16.0000
6/03/98                        500.000                        16.2500
6/05/98                        500.000                        16.3750
6/09/98                      2,000.000                        16.7500
6/10/98                      2,000.000                        16.7500
6/12/98                      2,500.000                        16.7500
6/15/98                      2,000.000                        16.7500
6/18/98                        500.000                        17.0000
6/22/98                      5,000.000                        17.2500
6/29/98                     25,000.000                        17.5000
6/29/98                      5,000.000                        17.5000
6/30/98                        900.000                        17.5000
6/30/98                        500.000                        17.7500
7/08/98                     20,500.000                        18.0000


ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The reporting persons may from time to time in the future continue to acquire Units in open market transactions or otherwise.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
Number            Description

99.1              Joint Filing Agreement


                                                  Page 6 of 7 Pages

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 1998

                              GEM VALUE FUND, L.P.
                              By: GEM Value Partners LLC
                                    Its: General Partner


                                   By: /s/Michael A. Elrad
                                   Name: Michael A. Elrad
                                   Title: Executive Vice President


                              GEM VALUE PARTNERS LLC

                                   By: /s/Michael A. Elrad
                                   Name: Michael A. Elrad
                                   Title: Executive Vice President


                                                       Page 7 of 7 Pages